Mail Stop 7010

      January 31, 2006

James L. Green
President and Chief Executive Officer
PECO II, Inc.
1376 State Route 598
Galion, Ohio 44833

Re:	PECO II, Inc.
Preliminary Schedule 14A
Filed on January 20, 2006
File No. 0-31283

Dear Mr. Green:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Shareholders

1. Please revise this letter to use plain English by deleting the term "certain" when describing the exclusive rights and business supply agreements you will acquire. Instead, please disclose what you will acquire. Please also revise the Q & A and summary sections accordingly. In this respect, please also delete the term
"Company"
throughout the Q&A and summary.

2. Please disclose up front that you will acquire Delta`s telecom power segment.

Note to Unaudited Pro Forma Condensed Consolidated Financial
Information, page 19

3. We note your statement at the bottom of page 19 that the allocation of the purchase price is preliminary. Please revise your pro forma financial statements to include reasonable estimates of the business supply agreements and other identifiable intangibles, each of which should be specifically identified. In addition to disclosing the specific intangibles acquired and the value attributed to them, you should also identify the useful lives used to calculate the pro forma amortization adjustments.

4. Please revise your description of pro forma adjustment K to clarify the factually supportable basis for the reduction in selling expenses or revise accordingly.

Delta Management`s Discussion and Analysis - Financial Results of
Delta Business Assets, page 21

5. Please revise to include appropriate notes to the Delta
Business
Assets Financial Statements.

6. Please also note that the financial statements for the latest fiscal year are required to be audited. Accordingly, please revise to include the related report of your independent accountant.

Quarterly Balance Sheets, page 22

7. Please revise the total owner`s equity balance at September 30, 2005. It appears that the total owner`s equity balance should be $5,087,000 instead of the $8,913,000 amount presently disclosed in order to reconcile to the total assets in your balance sheet.

Opinions of Our Financial Advisor, page 35

8. We note your response to prior comment 23. Ensure that the filing addresses all of the analyses that were conducted by GBQ and presented to the board. For example:

* Please summarize the material projections that the parties exchanged.
* Please describe in greater detail the calculations and underlying assumptions used in determining fair value. Also discuss the analyses performed to determine the valuation of PECO II.
* It appears that some of the variables used for the Black-Scholes Option Pricing Model are not discussed. Please include a discussion of all the relevant variables.

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

	Please direct questions regarding accounting comments to Gus Rodriguez at (202) 551-3752, or in his absence, to Scott Watkinson at
(202) 551-3741. Please direct all other questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned
Branch
Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,



Jennifer Hardy
Branch Chief


cc:  	Mark B. Koogler, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194

??

??

??

??

James L. Green
PECO II, Inc.
January 31, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE